FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Student Transportation Inc.
160 Saunders Road, Unit 6
Barrie, Ontario
L4N 9A4

Item 2 Date of Material Change

February 27, 2012

Item 3 News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on February 27, 2012 through Marketwire and subsequently filed on the System for Electronic Document Analysis and Retrieval.

Item 4 Summary of Material Change

On February 27, 2012, Student Transportation Inc. (the “Issuer”) announced that that it had entered into an agreement, on a bought deal basis, to sell 10,950,000 common shares of the Issuer (the "Common Shares") at a price of C$6.85 per Common Share to raise gross proceeds of C$75 million. The transaction is being underwritten by a syndicate led by BMO Capital Markets. The Underwriters have the option to purchase up to an additional 15% of the offering at any time prior to 30 days following the closing date, to cover over-allotments, if any. Closing of the offering is expected to occur on or about March 19, 2012, and is subject to regulatory approvals.

The Common Shares will be offered by way of short form prospectus in all of the provinces and territories in Canada and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions.

Item 5 Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and this report:

Denis J. Gallagher

Chief Executive Officer

(732) 280-4200

Item 9 Date of Report

February 29, 2012.

Schedule “A”

Student Transportation Inc. Announces C$75 Million Bought Deal Financing – Public Offering of Common Shares in Canada and the U.S.

BARRIE, ONTARIO--(Marketwire - February 27, 2012) - Student Transportation Inc. ("STI" or the "Company") (TSX:STB)(NASDAQ:STB) announced today that it has entered into an agreement, on a bought deal basis, to sell 10,950,000 common shares of STI (the "Common Shares") at a price of C$6.85 per Common Share to raise gross proceeds of C$75 million. The transaction is being underwritten by a syndicate led by BMO Capital Markets. The Underwriters have the option to purchase up to an additional 15% of the offering at any time prior to 30 days following the closing date, to cover over-allotments, if any. Closing of the offering is expected to occur on or about March 19, 2012, and is subject to regulatory approvals.

The net proceeds of the offering will be used to repay debt and for general corporate purposes.

The Common Shares will be offered by way of short form prospectus in all of the provinces and territories in Canada and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive,  Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Contact: Investor Contacts:

Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer

Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
Email: invest@rideSTA.com
Website: www.rideSTBus.com